Mail Stop 6010

								March 1, 2006


Peter Riehl
Chief Executive Officer
Stellar International Inc.
544 Egerton Street
London, Ontario N5W 3Z8
Canada

	Re:	Stellar International Inc.
		Response Letter and Proposed Form 10-KSB/A
		Submitted January 13, 2006
		File No. 0-31198

Dear Mr. Riehl:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB

Item 12. Certain Relationships and Related Transactions, page 36

1. We note the proposed revisions pursuant to comment 5. Please disclose the aggregate up-front and milestone payments set forth in each of the agreements with SJ Pharmaceuticals, and disclose the amount your company has received to date. You should also disclose your right to receive royalty payments.

Item 13. Exhibits and Reports on Form 8-K, page 36

2. We note your response to comment 6. The referenced filings should have been made electronically via the EDGAR system. The exhibits you are attempting to incorporate by reference are not available, as they were not appropriately filed. Please file these exhibits in your amended 10-KSB and delete footnotes "*" and "**."

3. We note your response to comment 7.

* Since you are going to file exhibits 10.6-10.13 in your amendment, delete footnote "***."
* Amendments to periodic reports must include certifications.
File
them with your amendment and delete footnote "****." Please note that you are not considered timely in your reporting obligation if the certifications have not been filed.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
??

??

??

??

Peter Riehl
Stellar International Inc.
March 1, 2006
Page 1